VIA ELECTRONIC TRANSMISSION

November 28, 2017

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE:	ORGANIGRAM HOLDINGS INC

We are pleased to confirm that copies of the following proxy-related materials were mailed on November 27, 2017 to the registered shareholders and the Non-Objecting Beneficial Owners ("NOBO"):

1	Proxy with Request for Financial Statements - Registered Shareholders

2	Voting Instruction Form with Request for Financial Statements - NOBOs

3	Notice of Meeting and Management Information Circular

4	Proxy Return Envelope

Yours truly,
TSX Trust Company

''Sandy Hunter''
Senior Relationship Manager
Sandy.Hunter@tmx.com

301 - 100 Adelaide Street West, Toronto, Ontario, M5H 4H1	www.tsxtrust.com